      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 26, 1999
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                 ---------------------------------------------
                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)
                        National Transaction Network, Inc.
       ------------------------------------------------------------------
                                (Name of Issuer)

                       National Transaction Network, Inc.
                              IVI Checkmate Corp.
                               IVI Checkmate Inc.
                               NTN Merger Corp.
    --------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.15 per share
    --------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  638221 40 8
                  -------------------------------------------
                     (CUSIP Number of Class of Securities)


            John J. Neubert                           L. Barry Thomson
          IVI Checkmate Corp.                National Transaction Network, Inc.
           IVI Checkmate Inc.                        117 Flanders Road
            NTN Merger Corp.                 Westborough, Massachusetts  01581
           1003 Mansell Road                           (508) 870-3200
        Roswell, Georgia  30076
             (770) 594-6000


(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Fling Statement)

      The Commission is requested to send copies of all communications to:


           M. Hill Jeffries                        Robert D. Pannell
            Paul J. Nozick            Nelson Mullins Riley & Scarborough, L.L.P.
           Alston & Bird LLP                       First Union Plaza
          One Atlantic Center                    999 Peachtree Street
       1201 West Peachtree Street               Atlanta, Georgia  30309
      Atlanta, Georgia  30309-3424                   (404) 817-6177
            (404) 881-7000

                                                        , 1999
 ----------------------------------------------------------------------------
   (Date Proxy Statement First Published, Sent or Given to Security Holders)

This statement is filed in connection with (check the appropriate box):
a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [X]  The filing of a registration statement under the Securities Act of 1933.
c. [ ]  A tender offer.
d. [ ]  None of the above.

          Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]

                           Calculation of Filing Fee

--------------------------------------------------------------------------------
      Transaction Valuation*                        Amount of Filing Fee
--------------------------------------------------------------------------------

           $266,890.03                                     $74.20
================================================================================

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  $74.20               Filing party:  IVI Checkmate Corp.
Form or  Registration no.:                    Date filed: July 26, 1999
  Registration Statement on Form S-4


*For purposes of calculation of the filing fee only. This transaction relates to the proposed merger (the "Merger") of a subsidiary of IVI Checkmate Inc., a
                             ------
Georgia corporation ("IVI Inc."), with and into National Transaction Network,
                      --------
Inc., a Delaware corporation (the "Company").  The "Transaction Valuation"
                                   -------
amount referenced above is based upon the conversion of each share of common stock, $.15 par value, of the Company ("Company Common Stock") (excluding shares
                                        --------------------
held by the Company or by IVI Inc. or any of its subsidiaries, in each case other than in a fiduciary capacity ("Treasury Shares"), and excluding shares
                                     ---------------
held by public stockholders who perfect their statutory dissenters' rights) (a "Share") issued and outstanding immediately prior to the Merger into the right to receive the number of shares of the common stock, $.01 par value, of IVI Checkmate Corp., a Delaware corporation ("IVI Corp.") ("IVI Common Stock") with
                                          ---------     ----------------
a value that would be equal to $.30 multiplied by the number of Shares (excluding Treasury Shares) issued and outstanding immediately prior to the Merger (the "Merger Consideration"). In accordance with Section 6(b) under the
             --------------------
Securities Act of 1933, as amended, the filing fee is based on an amount equal to $278 per $1 million in value being registered.

          This Rule 13E-3 Transaction Statement (the "Statement") of the
                                                      ---------
Company, IVI Corp., IVI Inc., a wholly owned subsidiary of IVI Corp., and NTN Merger Corp., a Delaware corporation and wholly owned subsidiary of IVI Inc. ("Merger Sub"), relates to an Agreement and Plan of Merger (the "Merger
------------                                                     ------
Agreement"), dated as of July 20, 1999, among the Company, IVI Corp., IVI Inc.,
---------
and Merger Sub, pursuant to which, among other things, (a) Merger Sub will be merged with and into the Company (the "Merger" or the "Transaction"), with the
                                       ------          -----------
Company being the surviving corporation (the "Surviving Corporation"), (b) each
                                              ---------------------
Share (excluding Treasury Shares and shares held by public stockholders who perfect their statutory dissenters' rights) of Company Common Stock issued and outstanding immediately prior to the Merger shall be converted into and exchanged for the right to receive the number of shares of IVI Common Stock with a value that would be equal to $.30, (c) each Share of the Company Common Stock held as Treasury Shares, immediately prior to the Merger shall be canceled and retired at the Merger and no consideration shall be issued in exchange therefor, (d) each share of common stock of Merger Sub issued and outstanding immediately prior to the Merger shall cease to be outstanding and shall be converted into one share of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation, (e) holders of Company Common Stock shall cease to be, and shall have no rights as, stockholders of the Company, other than to receive (i) any dividend or other distribution with respect to such Company Common Stock with a record date occurring prior to ______, 1999 and (ii) the Merger Consideration provided under the Merger Agreement, and (f) notwithstanding any other provision hereof, no fractional shares of IVI Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, IVI Corp. shall pay to each holder of Company Common Stock who would otherwise be entitled to a fractional share of IVI Common Stock an amount in cash (without interest) determined by multiplying such fraction by the average of the daily closing price for shares of IVI Common Stock for the twenty (20) consecutive full trading days on which such shares are actually traded on the Nasdaq National Market ending on the close of trading on the second trading day immediately preceding the effective date of the Merger. After the Merger, there shall be no transfers on the share transfer books of the Company or the Surviving Corporation of shares of Company Common Stock. The Merger Agreement and the Merger have already been approved by the board of directors of each of the parties to the Merger Agreement and are subject to the approval of the stockholders of the Company at a Special Meeting of Stockholders to be held on ________, 1999. This Statement is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A copy of the Merger Agreement is filed by the Company as
      ------------
Exhibit 2.1 to the IVI Corp. Registration Statement on Form S-4 (the "S-4
                                                                      ---
Registration Statement") and incorporated by reference in Item 17(c) to this
----------------------
Statement.

     The cross-reference sheet below is being supplied pursuant to General Instruction F to the Schedule 13E-3 and shows the location in the S-4 Registration Statement of the information required to be included in response to the items of this Statement. The information in the S-4 Registration Statement, including all exhibits thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the S-4 Registration Statement.

                                     Cross Reference Sheet

    Schedule 13E-3 Item:         Location in the S-4 Registration Statement:
    --------------------         ----------------------------------------------
Item 1(a)                        *

Item 1(b) "SUMMARY--Comparative Market Prices of Common Stock" and "THE SPECIAL MEETING--NTN Stockholders Entitled to Vote"

Item 1(c)                        "COMPARATIVE MARKET PRICES AND DIVIDENDS"

Item 1(d)                        "COMPARATIVE MARKET PRICES AND DIVIDENDS"

Item 1(e)                        **

Item 1(f)                        **

Item 2(a)--(d) and (g)           "SUMMARY--The Companies," "BUSINESS OF IVI
                                 CHECKMATE," "BUSINESS OF NTN," "DESCRIPTION OF
                                 THE TRANSACTION--Management and Operations
                                 After the Merger," "INFORMATION CONCERNING
                                 DIRECTORS AND EXECUTIVE OFFICERS OF IVI
                                 CHECKMATE INC. AND NTN MERGER CORP." and
                                 "SHARES BENEFICIALLY OWNED"

Item 2(e)--(f)                   *

Item 3(a)(1) "DESCRIPTION OF THE TRANSACTION --Interests of Certain Persons in the Merger"

Item 3(a)(2) "SUMMARY--The Merger," "SUMMARY--What You Will Receive in the Merger," "SUMMARY--Our Reasons for the Merger," "DESCRIPTION OF THE TRANSACTION--The Merger," "DESCRIPTION OF THE TRANSACTION--What you will Receive in the Merger," "DESCRIPTION OF THE TRANSACTION-- Background of and Reasons for the Merger" and APPENDIX A--"AGREEMENT AND PLAN OF MERGER"

Item 3(b) "SUMMARY--The Merger," "SUMMARY--What You Will Receive in the Merger," "SUMMARY--Stockholder Vote Required to Approve the Merger," "SUMMARY--Voting Rights at the Special Meeting," "SUMMARY--NTN Stock Ownership," "SUMMARY--Interests of Certain Persons in the Merger That May Be Different From Yours," "THE SPECIAL MEETING--NTN Stockholders Entitled to Vote," "THE SPECIAL MEETING--Vote Required; Voting at the Meeting," "DESCRIPTION OF THE TRANSACTION--The Merger," "DESCRIPTION OF THE TRANSACTION--What You Will Receive in the Merger," "DESCRIPTION OF THE TRANSACTION-- Background of and Reasons for the Merger," "DESCRIPTION OF THE TRANSACTION--Interests of Certain Persons in the Merger" and "SHARES BENEFICIALLY OWNED"

Item 4(a) "SUMMARY--The Merger," "SUMMARY--What You Will Receive in the Merger," "SUMMARY--Our Reasons for the Merger," "DESCRIPTION OF THE TRANSACTION--The Merger," "DESCRIPTION OF THE TRANSACTION--What You Will Receive in the Merger" and APPENDIX A--"AGREEMENT AND PLAN OF MERGER"

Item 4(b) "SUMMARY--The Merger," "SUMMARY--What You Will Receive in the Merger," "SUMMARY--Stockholder Vote Required to Approve the Merger," "SUMMARY--NTN Stock Ownership," "SUMMARY-- Interests of Certain Persons in the Merger
                                 That May Be Different From Yours," "DESCRIPTION OF THE TRANSACTION--The Merger," "DESCRIPTION OF THE TRANSACTION--What You Will Receive in the Merger," "DESCRIPTION OF THE TRANSACTION-- Background of and Reasons for the Merger," "DESCRIPTION OF THE TRANSACTION--Interests of Certain Persons in the Merger," "SHARES BENEFICIALLY OWNED" and APPENDIX A--"AGREEMENT AND PLAN OF MERGER"

Item 5(a)--(g) "SUMMARY--Effect of the Merger on NTN Options," "SUMMARY--Differences in Stockholders' Rights," "DESCRIPTION OF THE TRANSACTION--Effect of the Merger on NTN Options," "DESCRIPTION OF THE TRANSACTION--Management and Operations After the Merger," "EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS" and APPENDIX A--"AGREEMENT AND PLAN OF MERGER"

Item 6(a)--(b) "SUMMARY--What You Will Receive in the Merger," "DESCRIPTION OF THE TRANSACTION--What You Will Receive in the Merger" and "DESCRIPTION OF THE TRANSACTION--Fees and Expenses"

Item 6(c)                        **

Item 6(d)                        **

Item 7(a) and (c)                "SUMMARY--Our Reasons for the Merger" and
                                 "DESCRIPTION OF THE TRANSACTION--Background of and Reasons for the Merger"

Item 7(b) "DESCRIPTION OF THE TRANSACTION--Background of and Reasons for the Merger"

Item 7(d) "SUMMARY--The Merger," "SUMMARY--What You Will Receive in the Merger," "SUMMARY--Effect of the Merger on NTN Options," "SUMMARY--Certain Federal Income Tax Consequences of the Merger," "SUMMARY--NTN Stock Ownership," "SUMMARY-- Interests of Certain Persons in the Merger That May Be Different From Yours," "DESCRIPTION OF THE TRANSACTION--The Merger," "DESCRIPTION OF THE TRANSACTION--What You Will Receive in the Merger," "DESCRIPTION OF THE TRANSACTION-- Effect of the Merger on NTN Options," "DESCRIPTION OF THE TRANSACTION--Certain Federal Income Tax Consequences of the Merger," "DESCRIPTION OF THE TRANSACTION--Background of and Reasons for the Merger," "DESCRIPTION OF THE TRANSACTION--Management and Operations After the Merger," "DESCRIPTION OF THE TRANSACTION--Interests of Certain Persons in the Merger," "SHARES BENEFICIALLY OWNED" and APPENDIX A--"AGREEMENT AND PLAN OF MERGER"

Item 8(a)-(b) "SUMMARY--Fairness Opinion of the Special Committee's Financial Advisor," "SUMMARY--Our Recommendation to Stockholders," "THE SPECIAL MEETING--Recommendation of the Special Committee," "THE SPECIAL MEETING-- Recommendation of the NTN Board of Directors," "THE SPECIAL MEETING--Recommendation of the Board of Directors of IVI Checkmate, IVI Checkmate Inc. and NTN Merger Corp." and "DESCRIPTION OF THE TRANSACTION--Fairness Opinion of the Special Committee's Financial Advisor"

Item 8(c) "SUMMARY--Stockholder Vote Required to Approve the Merger," "SUMMARY--Voting Rights at the Special Meeting," "THE SPECIAL MEETING--Vote Required; Voting at the Meeting," "DESCRIPTION OF THE TRANSACTION--Completion of the Merger," "DESCRIPTION OF THE TRANSACTION--Conditions to Completion of the Merger" and APPENDIX A-- "AGREEMENT AND PLAN OF MERGER"

Item 8(d) "SUMMARY--Fairness Opinion of the Special Committee's Financial Advisor," "DESCRIPTION OF THE TRANSACTION--Background of and Reasons for the Merger," "DESCRIPTION OF THE TRANSACTION-- Fairness Opinion of the Special Committee's Financial Advisor" and APPENDIX C--"FAIRNESS OPINION OF THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR"

Item 8(e) "SUMMARY--Our Recommendation to Stockholders" and "THE SPECIAL MEETING--Recommendation of the NTN Board of Directors"

Item 8(f)                        **

Item 9(a)-(c) "SUMMARY--Fairness Opinion of the Special Committee's Financial Advisor," "DESCRIPTION OF THE TRANSACTION--Background of and Reasons for the Merger," "DESCRIPTION OF THE TRANSACTION-- Fairness Opinion of the Special Committee's Financial Advisor" and APPENDIX C--"FAIRNESS OPINION OF THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR"

Item 10(a) "SUMMARY--NTN Stock Ownership," "SUMMARY-- Interests of Certain Persons in the Merger That May Be Different from Yours," "THE SPECIAL MEETING--Vote Required; Voting at the Meeting," "DESCRIPTION OF THE TRANSACTION--The Merger," "DESCRIPTION OF THE TRANSACTION--Interests of Certain Persons in the Merger," "BUSINESS OF IVI CHECKMATE," "BUSINESS OF NTN" and "SHARES BENEFICIALLY OWNED"

Item 10(b)                       **

Item 11 "SUMMARY--The Merger," "SUMMARY--Voting Rights at the Special Meeting," "SUMMARY--NTN Stock Ownership," "SUMMARY--Interests of Certain Persons in the Merger That May Be Different from Yours," "THE SPECIAL MEETING--Vote Required; Voting at the Meeting," "DESCRIPTION OF THE TRANSACTION--The Merger," "DESCRIPTION OF THE TRANSACTION--Management and Operations After the Merger," "DESCRIPTION OF THE TRANSACTION--Interests of Certain Persons in the Merger" and "SHARES BENEFICIALLY OWNED "

Item 12(a) "SUMMARY--The Merger," "SUMMARY--Voting Rights at the Special Meeting," "SUMMARY--NTN Stock Ownership," "SUMMARY--Interests of Certain Persons in the Merger That May Be Different from Yours," "THE SPECIAL MEETING--Vote Required; Voting at the Meeting," "DESCRIPTION OF THE TRANSACTION--The Merger," "DESCRIPTION OF THE TRANSACTION--Background of and Reasons for the Merger," "DESCRIPTION OF THE TRANSACTION--Interests of Certain Persons in the Merger" and "SHARES BENEFICIALLY OWNED"

Item 12(b) "SUMMARY--Our Recommendation to Stockholders," "SUMMARY--NTN Stock Ownership," "THE SPECIAL MEETING--Recommendation of the Special Committee," "THE SPECIAL MEETING-- Recommendation of the NTN Board of Directors," "THE SPECIAL MEETING--Recommendation of the Board of Directors of IVI Checkmate, IVI Checkmate Inc. and NTN Merger Corp." and "SHARES BENEFICIALLY OWNED"

Item 13(a) "SUMMARY--Appraisal Rights of Dissenting Stockholders," "THE SPECIAL MEETING--Rights of Dissenting Stockholders" and APPENDIX B-- "SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW"

Item 13(b)-(c)                   **

Item 14(a) "SUMMARY HISTORICAL FINANCIAL DATA," "NTN SELECTED FINANCIAL DATA" and APPENDIX F--"NTN FINANCIAL STATEMENTS"

Item 14(b)                       **

Item 15(a) "DESCRIPTION OF THE TRANSACTION--Management and Operations After the Merger"

Item 15(b) "SUMMARY--Fairness Opinion of the Special Committee's Financial Advisor," "DESCRIPTION OF THE TRANSACTION--Background of and Reasons for the Merger," "DESCRIPTION OF THE TRANSACTION-- Fairness Opinion of the Special Committee's Financial Advisor" and APPENDIX C--"FAIRNESS OPINION OF THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR "

Item 16 The information set forth in the S-4 Registration Statement is incorporated herein by reference in its entirety

Item 17                          *

--------------------------------------

*                               Information is contained in this Statement

**                              Not applicable

ITEM 1.  Issuer and Class of Security Subject to the Transaction.

          (a) The issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction is the Company. The address of the Company's principal executive offices is 117 Flanders Road, Westborough, Massachusetts 01581.

          (b) The information set forth in "SUMMARY--Comparative Market Prices of Common Stock" and "THE SPECIAL MEETING--NTN Stockholders Entitled to Vote" in the S-4 Registration Statement is incorporated herein by reference.

          (c) The information set forth in "COMPARATIVE MARKET PRICES AND DIVIDENDS" in the S-4 Registration Statement is incorporated herein by reference.

          (d) The information set forth in "COMPARATIVE MARKET PRICES AND DIVIDENDS" in the S-4 Registration Statement is incorporated herein by reference.

            (e)  Not applicable.

            (f)  Not applicable.

ITEM 2.  Identity and Background.

          (a)-(d) and (g) This statement is being filed by the Company, a Delaware corporation and the issuer of the class of equity securities which is the subject of the Rule 13e-3 transaction, by IVI Corp., by IVI Inc. and by Merger Sub. The information set forth in "SUMMARY--The Companies," "BUSINESS OF IVI CHECKMATE," "BUSINESS OF NTN," "DESCRIPTION OF THE TRANSACTION--Management and Operations After the Merger," "INFORMATION CONCERNING DIRECTORS AND EXECUTIVE OFFICERS OF IVI CHECKMATE INC. AND NTN MERGER CORP." and "SHARES BENEFICIALLY OWNED," in the S-4 Registration Statement is incorporated herein by reference.

          (e)-(f) None of the Company, IVI Corp., IVI Inc. or Merger Sub or, to the best of their knowledge, any of the directors or executive officers of the Company, IVI Corp., IVI Inc. or Merger Sub has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.  Past Contacts, Transactions or Negotiations.

          (a)(1) The information set forth in "DESCRIPTION OF THE TRANSACTION-- Interests of Certain Persons in the Merger" of the S-4 Registration Statement is incorporated herein by reference.

          (a)(2) The information set forth in "SUMMARY--The Merger," "SUMMARY-- What You Will Receive in the Merger," "SUMMARY--Our Reasons for the Merger," "DESCRIPTION OF THE TRANSACTION--The Merger," "DESCRIPTION OF THE TRANSACTION-- What You Will Receive in the Merger," "DESCRIPTION OF THE TRANSACTION-- Background of and Reasons for the Merger," and APPENDIX A--"AGREEMENT AND PLAN OF MERGER" of the S-4 Registration Statement is incorporated herein by reference.

          (b) The information set forth in "SUMMARY--The Merger," "SUMMARY--What You Will Receive in the Merger," "SUMMARY--Stockholder Vote Required to Approve the Merger," "SUMMARY--Voting Rights at the Special Meeting," "SUMMARY--NTN Stock Ownership," "SUMMARY--Interests of Certain Persons in the Merger That May Be Different From Yours," "THE SPECIAL MEETING--NTN Stockholders

Entitled to Vote," "THE SPECIAL MEETING--Vote Required; Voting at the Meeting," "DESCRIPTION OF THE TRANSACTION--The Merger," "DESCRIPTION OF THE TRANSACTION-- What You Will Receive in the Merger," "DESCRIPTION OF THE TRANSACTION-- Background of and Reasons for the Merger," "DESCRIPTION OF THE TRANSACTION-- Interests of Certain Persons in the Merger" and "SHARES BENEFICIALLY OWNED" of the S-4 Registration Statement is incorporated herein by reference.

ITEM 4.  Terms of the Transaction.

          (a) The information set forth in "SUMMARY--The Merger," "SUMMARY--What You Will Receive in the Merger," "SUMMARY--Our Reasons for the Merger," "DESCRIPTION OF THE TRANSACTION--The Merger," "DESCRIPTION OF THE TRANSACTION-- What You Will Receive in the Merger," and APPENDIX A--"AGREEMENT AND PLAN OF MERGER" of the S-4 Registration Statement is incorporated herein by reference.

          (b) The information set forth in "SUMMARY--The Merger," "SUMMARY--What You Will Receive in the Merger," "SUMMARY--Stockholder Vote Required to Approve the Merger," "SUMMARY--NTN Stock Ownership," "SUMMARY--Interests of Certain Persons in the Merger That May Be Different From Yours," "DESCRIPTION OF THE TRANSACTION--The Merger," "DESCRIPTION OF THE TRANSACTION--What You Will Receive in the Merger," "DESCRIPTION OF THE TRANSACTION--Background of and Reasons for the Merger," "DESCRIPTION OF THE TRANSACTION--Interests of Certain Persons in the Merger," "SHARES BENEFICIALLY OWNED" and APPENDIX A--"AGREEMENT AND PLAN OF MERGER" of the S-4 Registration Statement is incorporated herein by reference.

ITEM 5.  Plans or Proposals of the Issuer or Affiliate.

          (a)-(g) The information set forth in "SUMMARY--Effect of the Merger on NTN Options," "SUMMARY--Differences in Stockholders' Rights," "DESCRIPTION OF THE TRANSACTION--Effect of the Merger on NTN Options," "DESCRIPTION OF THE TRANSACTION--Management and Operations After the Merger," "EFFECT OF THE MERGER ON RIGHTS OF STOCKHOLDERS," and APPENDIX A--"AGREEMENT AND PLAN OF MERGER" of the S-4 Registration Statement is incorporated herein by reference.

ITEM 6.  Source and Amount of Funds or Other Consideration.

          (a)-(b) The information set forth in "SUMMARY--What You Will Receive in the Merger," "DESCRIPTION OF THE TRANSACTION--What You Will Receive in the Merger" and "DESCRIPTION OF THE TRANSACTION--Fees and Expenses" of the S-4 Registration Statement is incorporated herein by reference.

            (c)  Not applicable.

            (d)  Not applicable.

ITEM 7.  Purpose(s), Alternatives, Reasons and Effects.

          (a) and (c) The information set forth in "SUMMARY--Our Reasons for the Merger" and "DESCRIPTION OF THE TRANSACTION--Background of and Reasons for the Merger" of the S-4 Registration Statement is incorporated herein by reference.

          (b) The information set forth in "DESCRIPTION OF THE TRANSACTION-- Background of and Reasons for the Merger" of the S-4 Registration Statement is incorporated herein by reference.

          (d) The information set forth in "SUMMARY--The Merger," "SUMMARY--What You Will Receive in the Merger," "SUMMARY--Effect of the Merger on NTN Options," "SUMMARY--Certain Federal Income Tax Consequences of the Merger," "SUMMARY--NTN Stock Ownership," "SUMMARY--

Interests of Certain Persons in the Merger That May Be Different From Yours," "DESCRIPTION OF THE TRANSACTION--The Merger," "DESCRIPTION OF THE TRANSACTION-- What You Will Receive in the Merger," "DESCRIPTION OF THE TRANSACTION--Effect of the Merger on NTN Options," "DESCRIPTION OF THE TRANSACTION--Certain Federal Income Tax Consequences of the Merger," "DESCRIPTION OF THE TRANSACTION-- Background of and Reasons for the Merger," "DESCRIPTION OF THE TRANSACTION-- Management and Operations After the Merger," "DESCRIPTION OF THE TRANSACTION-- Interests of Certain Persons in the Merger," "SHARES BENEFICIALLY OWNED" and APPENDIX A--"AGREEMENT AND PLAN OF MERGER" of the S-4 Registration Statement is incorporated herein by reference.

ITEM 8.  Fairness of the Transaction.

          (a)-(b) The information set forth in "SUMMARY--Fairness Opinion of the Special Committee's Financial Advisor," "SUMMARY--Our Recommendation to the Stockholders," "THE SPECIAL MEETING--Recommendation of the Special Committee," "THE SPECIAL MEETING--Recommendation of the NTN Board of Directors," "THE SPECIAL MEETING--Recommendation of the Board of Directors of IVI Checkmate, IVI Checkmate Inc. and NTN Merger Corp." and "DESCRIPTION OF THE TRANSACTION-- Fairness Opinion of the Special Committee's Financial Advisor" of the S-4 Registration Statement is incorporated herein by reference.

          (c) The information set forth in "SUMMARY--Stockholder Vote Required to Approve the Merger," "SUMMARY--Voting Rights at the Special Meeting," "THE SPECIAL MEETING--Vote Required; Voting at the Meeting," "DESCRIPTION OF THE TRANSACTION--Completion of the Merger," DESCRIPTION OF THE TRANSACTION-- Conditions to Completion of the Merger," and APPENDIX A--"AGREEMENT AND PLAN OF MERGER" of the S-4 Registration Statement is incorporated herein by reference.

          (d) The information set forth in "SUMMARY--Fairness Opinion of the Special Committee's Financial Advisor," "DESCRIPTION OF THE TRANSACTION-- Background of and Reasons for the Merger," "DESCRIPTION OF THE TRANSACTION-- Fairness Opinion of the Special Committee's Financial Advisor" and APPENDIX C-- "FAIRNESS OPINION OF THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR" of the S-4 Registration Statement is incorporated herein by reference.

          (e) The information set forth in "SUMMARY--Our Recommendation to Stockholders" and "THE SPECIAL MEETING--Recommendation of the NTN Board of Directors" of the S-4 Registration Statement is incorporated herein by reference.

            (f)  Not applicable.

ITEM 9.  Reports, Opinions, Appraisals and Certain Negotiations.

          (a)-(c) The information set forth in "SUMMARY--Fairness Opinion of the Special Committee's Financial Advisor," "DESCRIPTION OF THE TRANSACTION-- Background of and Reasons for the Merger," "DESCRIPTION OF THE TRANSACTION-- Fairness Opinion of the Special Committee's Financial Advisor" and APPENDIX C-- "FAIRNESS OPINION OF THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR" of the S-4 Registration Statement is incorporated herein by reference.

ITEM 10.  Interest in Securities of the Issuer.

          (a) The information set forth in "SUMMARY--NTN Stock Ownership," "SUMMARY--Interests of Certain Persons in the Merger That May Be Different from Yours," "THE SPECIAL MEETING--Vote Required; Voting at the Meeting," "DESCRIPTION OF THE TRANSACTION--The Merger," "DESCRIPTION OF THE TRANSACTION-- Interests of Certain Persons in the Merger," "BUSINESS OF IVI CHECKMATE," "BUSINESS OF NTN" and "SHARES BENEFICIALLY OWNED" of the S-4 Registration Statement is incorporated herein by reference.

            (b)  Not applicable.

ITEM 11. Contracts, Arrangements or Understandings with Respect to the Issuer's Securities.

          The information set forth in "SUMMARY--The Merger," "SUMMARY--Voting Rights at the Special Meeting," "SUMMARY--NTN Stock Ownership," "SUMMARY-- Interests of Certain Persons in the Merger That May Be Different from Yours," "THE SPECIAL MEETING--Vote Required; Voting at the Meeting," "DESCRIPTION OF THE TRANSACTION--The Merger," "DESCRIPTION OF THE TRANSACTION--What You Will Receive in the Merger," "DESCRIPTION OF THE TRANSACTION--Interests of Certain Persons in the Merger," "DESCRIPTION OF THE TRANSACTION--Management and Operations After the Merger," "BUSINESS OF IVI CHECKMATE," "BUSINESS OF NTN" and "SHARES BENEFICIALLY OWNED" of the S-4 Registration Statement is incorporated herein by reference.

ITEM 12. Present Intention and Recommendation of Certain Persons with Regard to the Transaction.

          (a) The information set forth in "SUMMARY--The Merger," "SUMMARY-- Voting Rights at the Special Meeting," "SUMMARY--NTN Stock Ownership," "SUMMARY- -Interests of Certain Persons in the Merger That May Be Different from Yours," "THE SPECIAL MEETING--Vote Required; Voting at the Meeting," "DESCRIPTION OF THE TRANSACTION--The Merger," "DESCRIPTION OF THE TRANSACTION--Background of and Reasons for the Merger," "DESCRIPTION OF THE TRANSACTION--Interests of Certain Persons in the Merger" and "SHARES BENEFICIALLY OWNED" of the S-4 Registration Statement is incorporated herein by reference.

          (b) The information set forth in "SUMMARY--Our Recommendation to Stockholders," "SUMMARY--NTN Stock Ownership," "THE SPECIAL MEETING-- Recommendation of the Special Committee," "THE SPECIAL MEETING--Recommendation of the NTN Board of Directors," "THE SPECIAL MEETING--Recommendation of the Board of Directors of IVI Checkmate, IVI Checkmate Inc. and NTN Merger Corp." and "SHARES BENEFICIALLY OWNED" of the S-4 Registration Statement is incorporated herein by reference.

ITEM 13.  Other Provisions of the Transaction.

          (a) The information set forth in "SUMMARY--Appraisal Rights of Dissenting Stockholders," "THE SPECIAL MEETING--Rights of Dissenting Stockholders," and APPENDIX B--"SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW" of the S-4 Registration Statement is incorporated herein by reference.

          (b)-(c)  Not applicable.

ITEM 14.  Financial Information.

          (a) The information set forth in "SUMMARY HISTORICAL FINANCIAL DATA," "NTN SELECTED FINANCIAL DATA" and APPENDIX F--"NTN FINANCIAL STATEMENTS" of the S-4 Registration Statement is incorporated herein by reference.

          (b)  Not applicable.

ITEM 15.  Persons and Assets Employed, Retained or Utilized.

          (a) The information set forth in "DESCRIPTION OF THE TRANSACTION-- Management and Operations After the Merger " of the S-4 Registration Statement is incorporated herein by reference.

          (b) The information set forth in "SUMMARY--Fairness Opinion of the Special Committee's Financial Advisor," "DESCRIPTION OF THE TRANSACTION-- Background of and Reasons for the Merger," "DESCRIPTION OF THE TRANSACTION-- Fairness Opinion of the Special Committee's Financial Advisor" and APPENDIX C-- "FAIRNESS OPINION OF THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR" of the S-4 Registration Statement is incorporated herein by reference.

ITEM 16.  Additional Information.

          The information set forth in the S-4 Registration Statement is incorporated herein by reference in its entirety.

ITEM 17.  Material to be Filed as Exhibits.

          (b) Fairness Opinion of Southeast Appraisal Resource Associates, Inc. (attached as Appendix C to the S-4 Registration Statement).

          (c) Agreement and Plan of Merger dated as of July 20, 1999 among the Company, IVI Checkmate Corp., IVI Checkmate Inc. and NTN Merger Corp. (attached as Appendix A to the Proxy Statement included in the S-4 Registration Statement).

          (d)(1)  Proxy Statement dated _______, 1999.

          (d)(2) Notice of Special Meeting of Stockholders (included in the Proxy Statement included in the S-4 Registration Statement).

          (d)(3)  Proxy Card.

          (d)(4) Press Release issued jointly by the Company and IVI Checkmate Corp. on July 21, 1999.

          (d)(5)  President's Letter to Stockholders (included in Proxy
                  Statement).

          (e) Text of Section 262 of the Delaware General Corporation Law (attached as Appendix B to the Proxy Statement included in the S-4 Registration Statement).

          (f)     Not Applicable.

                                   SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    NATIONAL TRANSACTION NETWORK, INC.


                                    By: /s/ Gregory A. Lewis
                                       --------------------------------
                                        Name: Gregory A. Lewis
                                        Title: President

July 23, 1999

                                   SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    IVI CHECKMATE CORP.


                                    By: /s/ John J. Neubert
                                       ------------------------------------
                                        Name: John J. Neubert
                                        Title: Executive Vice President
                                                and Chief Financial Officer

July 23, 1999

                                   SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    IVI CHECKMATE INC.


                                    By: /s/ John J. Neubert
                                       -------------------------------------
                                        Name: John J. Neubert
                                        Title: Executive Vice President
                                                 and Chief Financial Officer

July 23, 1999

                                   SIGNATURE


          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                    NTN MERGER CORP.


                                    By: /s/ John J. Neubert
                                       -------------------------------------
                                        Name: John J. Neubert
                                        Title: Vice President and Secretary

July 23, 1999

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER     DESCRIPTION
------     -----------

(b)         Fairness Opinion of Southeast Appraisal Resource Associates, Inc.
            (attached as Appendix C to the Proxy Statement).

(c) Agreement and Plan of Merger dated as of July 20, 1999 among the Company, IVI Checkmate Corp., IVI Checkmate Inc. and NTN Merger Corp. (attached as Appendix A to the Proxy Statement included in the S-4 Registration Statement).

(d)(1)      Proxy Statement dated _______, 1999.

(d)(2) Notice of Special Meeting of Stockholders (included in the Proxy Statement included in the S-4 Registration Statement).

(d)(3)      Proxy Card.

(d)(4)      Press Release issued jointly by the Company and IVI
            Checkmate Corp. on July 21, 1999.

(d)(5)      President's Letter to Stockholders (included in Proxy Statement).

(e) Text of Section 262 of the Delaware General Corporation Law (attached as Appendix B to the Proxy Statement included in the S-4 Registration Statement).